Pricing Term Sheet

Filed under Rule 433

Registration No. 333-185042

Comerica Incorporated

Pricing Term Sheet

July 17, 2014

Issuer:	Comerica Incorporated

Security Type:	Subordinated Notes

Security Ratings*:	Moody’s: Baa1 (Stable Outlook); S&P: BBB+ (Stable Outlook); Fitch: A- (Stable Outlook); DBRS: AL (Stable)

Principal Amount:	$250,000,000

Pricing Date:	July 17, 2014

Settlement Date:	July 22, 2014

Maturity Date:	July 22, 2026

Interest Payment Dates:	January 22 and July 22 of each year, beginning on January 22, 2015

Reference Benchmark:	UST 2.50% due May 15, 2024

Benchmark Yield:	2.473%

Spread to Benchmark:	135 bps

Reoffer Yield:	3.823%

Coupon:	3.800%

Price to Investors (%):	99.780% of Principal Amount

Optional Redemption:	Not redeemable prior to maturity

CUSIP/ISIN:	200340AQ0 / US200340AQ05

Book-Running Managers:	J.P. Morgan Securities LLC Deutsche Bank Securities Inc.

Co-Managers:	Sandler O’Neill & Partners, L.P. Comerica Securities, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, J.P. Morgan Securities LLC or Deutsche Bank Securities Inc. can arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533 or calling Deutsche Bank Securities Inc. toll-free at 1-800-326-5897.